Excerpt from the minutes of the Board of Directors meeting for Manor Investment Funds, February 20, 2013

WHEREAS: The Directors, including a majority of the directors who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act"), have reviewed the form and coverage of The Ohio Casualty Insurance Company Financial Institution Bond No. 5102702 (the "Fidelity Bond"); and

WHEREAS: The amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS: The custody and safekeeping of the Corporation's securities are exclusively the obligation of US Bank, N.A. as Custodian for the Corporation; and

WHEREAS: No employee of the Corporation or employee of the Adviser has access to the Corporation's portfolio securities; it is therefore

VOTED: The amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

VOTED: That the Secretary of the Company be, and hereby is, authorized to file or cause to be filed the Fidelity Bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act, as amended.



Liberty Mutual.

Report of Bond
Financial Institution
The Ohio Casualty Insurance Company

Agency: **371388**

HARE, CHASE & HECKMAN, INC.

MALVERN Pennsylvania

Policy Number: **5102702**

Renews Number: 2013 Renewal

Insured:

Name: Manor Investment Funds, Inc.
Street: 15 Manor Investment Funds, Inc.
City: Malvern
State: PENNSYLVANIA
Zip: 19355

Policy Info:

Renewal Code: 63 - Annual With Definite Expiration
Coverage Amount: $ 200,000.
Deductible: $ 5,000.
Premium: $ 1,569.
Renewal Premium: $ 1,569.
Effective Date: 01/01/2013
Renewal Date: 01/01/2014

Statistical Information (Company Use Only)

Form	Description	Premium	Coverage Amt	Deductible	Commission
50	Basic - S&L				
60	Basic - Commercial	$847.00	$200,000.00	$5,000.00	
71	D	$20.00	$200,000.00	$5,000.00	
72	D Including checking				
83	E excluding loan participation	$257.00	$200,000.00	$5,000.00	
84	E including loan participation				
40	Extortion - Persons				
41	Extortion - Property				
53	Audit Expense				
64	FREM				
30	Computer Crime	$69.00	$200,000.00	$5,000.00	
20	Voice Initiated Fraud	$188.00	$200,000.00	$5,000.00	
21	Data Processing Svc Operation				
22	Telefacsimile Fraud	$188.00	$200,000.00	$5,000.00	
23	Destruction of data - hacker				
24	Destruction of data - virus				
25	Voice Computer Systems Fraud				
	Totals:	$1,569.00			
	Combination Safe Depository (790)				
10	CSD Form A - Liability of Depository				
11	CSD Form B - Loss of Customer's				
	Totals:	**$0.00**			

Risk State: PENNSYLVANIA
Collateral Agreement #:
Class Of Insured: 770 Stockbrokers
Rating Modification: 100
Policy Type: 99 Financial Institution Bond - Financial Institutions
Form Of Coverage: 60 Financial Institution
Num Of Ratable Employees:
Additional Locations:

Remarks:

Special Charges (KY, FL, LA)

Tax Town Code:
Override Tax Town Code:
Surcharge: $
Munytax: $

Bond Service Center Review:
Home Office Review:

Execution Date: 12/19/2012
User: N0163392

S-120FI (9/2008)



Liberty Mutual.

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. 5102702

The Ohio Casualty Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called insured):
Manor Investment Funds, Inc.
Principal Address:
15 Chester Commons, Malvern, PA 19355

Item 2. Bond Period: from 12:01 a.m. 01/01/2013 (MONTH, DAY, YEAR) to 12:01 a.m. on 01/01/2014 (MONTH, DAY, YEAR) standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be
$ See Rider #7

Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $ 200,000.

and the Single Loss Deductible is $ 5,000.

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered".)

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--FORGERY OR ALTERATION	$ 200,000.	$ 5,000.
Insuring Agreement (E)--SECURITIES	$ 200,000.	$ 5,000.
Coverage on Partners	$ Not Covered	$ Not Covered
Optional Insuring Agreements and Coverages:		
Unauthorized Signatures	$ 200,000.	$ 5,000.
Claims Expense	$ 50,000.	$ 5,000.
Uncollectible items of Deposit	$ 50,000.	$ 5,000.
Stop Payment	$ 25,000.	$ 5,000.
	$	$

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
Unauthorized Signatures, Claims Expense, Uncollectible Items of Deposit, F-4776, F-5167, F-5111, Stop Payment

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) effective 01/01/2012 such termination or cancelation to be effective as of the time this bond becomes effective.

Signed, sealed and dated December 19, 2012

The Ohio Casualty Insurance Company

By ______________________
Authorized Representative

F-5179
TSB 5062b

Printed in U.S.A.